SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 16, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)     The Press Release issued on May 16, 2007.

Amsterdam • 16 May 2007

ING to reinforce position as the leading Dutch retail bank

Postbank and ING Bank to join forces under single ING brand

•	The successful direct business model of Postbank will form the basis of the new combination, enhanced with access to the personal advisory capabilities of ING Bank.
•	The combination will operate under the ING brand as of 2009.
•	Investment will allow ING to reinforce its position as the leading bank in the Netherlands with a combined client base of over 8 million retail customers and 600,000 business customers.
•	Investment will lead to improved customer service and increased operational efficiency.
•	Positive P&L impact as of 2009. Investment of EUR 890 million to deliver additional EUR 440 million in annual pre-tax earnings by 2011. The cost income ratio will be heading below 50% in 2011.
•	Reduction of 2,500 FTEs over a five-year period.

ING announced today that it will make a substantial investment in its Dutch retail banking activities by combining the direct business model of Postbank with the personal advisory capabilities of ING Bank. As of 2009, ING will operate its Dutch retail banking activities under one single brand name: ING.

Michel Tilmant, Chairman of the Executive Board of ING Group: “By investing in a retail banking platform that meets the expectations of our customers, ING creates a strong base for future growth. By combining the activities of Postbank and ING Bank, we will improve the services to our customers while maintaining a strong focus on cost effective execution. This investment will reinforce our position as the leading Dutch retail bank”.

Focus on customers

The Dutch banking landscape has changed significantly over the past 10 years. In addition to the increasing popularity of internet banking, which has resulted in www.postbank.nl being one of the most visited websites in the Netherlands, consumers continue to need personal advice.

Based on the successful direct business model of Postbank, the new combination will provide its 8 million customers with competitive products, state-of-the-art internet banking services and highly accessible contact centers. In addition, customers will benefit from the investments that will be made to transform the current branch network of ING Bank into modern bank shops where all customers will be able to get personal advice.

ING is fully committed to maintaining its high standards of customer service. Customers will begin to benefit from the combined service offering as of 2009 when ING will start serving its customers from a single platform under a single brand.

Service levels to corporate and Private Banking customers of ING Bank will remain unchanged as they will continue to benefit from their personal advisors’ in-depth knowledge. In addition, business customers of both banks will in time benefit from the improved internet banking services of the new combination.

Strong basis for future growth

The combination of Postbank and ING Bank will create substantial value. The total cumulative investment for implementation of EUR 890 million over a five-year period is expected to contribute positively to the P&L as of 2009 and is expected to generate additional annual pre-tax earnings of EUR 440 million as of 2011.

The additional earnings will arise from improved product and distribution capabilities as well as from economies of scale and increased operational efficiency. The new combination aims to achieve a cost income ratio below 50% in 2011, which will make it the most efficient and competitive retail bank in the Netherlands.

Employees

ING expects a reduction in the overall number of FTEs of 2500 at Postbank and ING Bank over a five-year period. ING will seek advice from the respective works councils and will develop a mobility plan based on the Social Plan 2007-2009.

Eli Leenaars, Member of the Executive Board of ING Group and responsible for the Global retail banking activities: “This investment confirms our commitment to the Dutch market. Combining two strong banks under one brand will strengthen our competitive position. At the same time, it is a major transitional process that will affect a large number of our employees. In line with our strong social policy, ING will make every effort to help affected employees from ‘job to job’ and to limit the number of compulsory redundancies to a minimum”.

Press enquiries: ING Group Nanne Bos, +31 (0) 20 541 6516, nanne.bos@ing.com

Press Conference

Instead of the originally planned media conference call, ING Group will organise a press conference on its first quarter results and retail banking strategy in the Netherlands today at 11.00 am CET at ING House in Amsterdam. The press conference will be hosted by Michel Tilmant, John Hele and Eli Leenaars, A live web cast of the press conference will be available at www.ing.com. You can also follow the press conference by phone. Please dial the telephone number below 10 minutes before the start of the press conference:

From the Netherlands	From the United Kingdom
+31 20 794 8500	+44 207 190 1537

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: May 16, 2007